EXHIBIT 26(d)(xxv)

Pruco Life Insurance Company

| Insured | Rider for Policy No.
| |
| John Doe | XX XXX XXX
|_____________________________________ |______________________________________

WAR RISK EXCLUSION

Conditions of Exclusion.--We will pay the limited payment we describe below, and not what we would otherwise pay, if the Insured's death results from any one or more of the following causes: (1) war; (2) any act of war; or (3) the special hazards due to service in the armed forces of any country(ies).

But this Exclusion will not apply unless all these conditions exist: (1) The cause of death occurs while the Insured is in the armed forces of any country(ies) at war. (2) The cause of death occurs while the Insured is outside the Home Areas. (3) The death occurs (a) outside the Home Areas, or (b) within six months after the Insured's return to the Home Areas while in such forces or within six months after the end of service in such forces, whichever is earlier.
As used here, the word war means declared or undeclared war and includes resistance to armed aggression. The phrase Home Areas means the fifty states of the United States of America, the District of Columbia, The Commonwealth of
Puerto Rico, The Virgin Islands of the United States, or Canada.

Limited Payment.--The limited payment will be (1) the sum of the premiums that were paid for this contract minus any expense and insurance charges made for insurance coverage on persons other than the Insured, minus (2) any contract debt adjusted for unearned loan interest, minus (3) any partial surrenders made under the contract (including surrender charges). But if the reserve for the contract, when computed as we state under Reserves, is greater than the amount we describe here, the limited payment will be equal to the reserve. Also, the limited payment will never be more than we would have paid if this Exclusion were not in the contract.

The limited payment will be payable to the beneficiary for insurance otherwise payable upon the Insured's death.

Paid-up and Other Insurance on the Insured's Life.--This Exclusion also applies to any paid-up insurance on the Insured that takes effect in accord with any such provision that may be in the contract. We will put this Exclusion in any contract on the Insured's life to which you change, or for which you exchange, this contract or any of its benefits.

Paid-up Insurance on Other Persons.--This contract might include insurance on the life of someone other than the Insured. And it might have a provision that makes that insurance paid-up if the Insured dies. This Exclusion will not affect any such provision.

Effect of Incontestability.--In any case where this Exclusion applies, the
Incontestability provision of this contract will not be deemed to make us pay more than as we state under Limited Payment.

Reserves.--We might have to compute a reserve to find the limited payment. If so, the reserve will be equal to the contract value on the date of the Insured's death less any contract debt adjusted for unearned loan interest.

Rider attached to and made a part of this contract
on the Contract Date

Pruco Life Insurance Company,

By /s/ SPECIMEN
Secrerary
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PLI 124--84
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